UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

WESTELL TECHNOLOGIES INC.
(Name of Issuer)

Class A Common Stock $0.01 Par Value,
(Title of Class of Securities)

957541105
(CUSIP Number)

May 22, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957541105

1	NAME OF REPORTING PERSON: BC Advisors, LLC

I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

	5	SOLE VOTING POWER: 0

NUMBER OF
SHARES	6	SHARED VOTING POWER: 2,762,236
BENEFICIALLY
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON
WITH:	8	SHARED DISPOSITIVE POWER: 2,762,236

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,762,236

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.9%*

12	TYPE OF REPORTING PERSON
HC/CO

* Based on 55,847,711 shares of common stock of the Issuer issued and outstanding as of January 21, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2007.

CUSIP No. 957541105

1	NAME OF REPORTING PERSON: SRB Management, L.P.

I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
	5	SOLE VOTING POWER: 0

NUMBER OF
SHARES	6	SHARED VOTING POWER: 2,762,236
BENEFICIALLY
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON
WITH:	8	SHARED DISPOSITIVE POWER : 2,762,236

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
2,762,236

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.9%*

12	TYPE OF REPORTING PERSON
IA/PN

*Based on 55,847,711 shares of common stock of the Issuer issued and outstanding as of January 21, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2007.

CUSIP No. 957541105

1	NAME OF REPORTING PERSON: Steven R. Becker

I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	5	SOLE VOTING POWER: 0

NUMBER OF
SHARES	6	SHARED VOTING POWER: 2,812,236
BENEFICIALLY
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON
WITH:	8	SHARED DISPOSITIVE POWER: 2,812,236

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,812,236

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.0%*

12	TYPE OF REPORTING PERSON
HC/IN

*Based on 55,847,711 shares of common stock of the Issuer issued and outstanding as of January 21, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2007.

Item 1(a).	Name of Issuer: Westell Technologies, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

750 N Commons Dr.
Aurora, Illinois 60504

Item 2(a).	Name of Person Filing:

See Item 1 of each cover page.

Item 2(b).	Address of Principal Business Office or if none, Residence:

300 Crescent Court, Suite 1111
Dallas, Texas 75201

Item 2(c).	Citizenship:

See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

957541105

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

As of May 22, 2008, SRB Management, L.P. had beneficial ownership of 2,762,236 shares of Class A common stock (“Shares”) of the Issuer acquired for the accounts of (1) SRB Greenway Capital, L.P. (“Greenway LP”) (262,900 Shares), (2) SRB Greenway Capital (QP), L.P. (“Greenway QP”) (2,400,736 Shares) and (3) SRB Greenway Offshore Operating Fund, L.P. (“Greenway Offshore”) (98,600 Shares). SRB Management is the general partner and investment manager of Greenway LP, Greenway QP and Greenway Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the managing member of BCA. As general partner of SRB Management, BCA may be deemed to have beneficial ownership of the Shares beneficially owned by SRB Management, and as managing member of BCA, Mr. Becker may be deemed to have beneficial ownership of the Shares beneficially owned by BCA. In addition, as of May 22, 2008 Mr. Becker directly owned 50,000 Shares. Therefore, Mr. Becker may be deemed to beneficially own 2,812,236 Shares as of May 22, 2008.

(b)	Percent of Class:

See Item 11 of each cover page

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4(a) above.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification:

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BC ADVISORS, LLC

By: /s/ Steven R. Becker
Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By: /s/ Steven R. Becker
Steven R. Becker, Member

/s/ Steven R. Becker
Steven R. Becker

May 28, 2008